

HappyNest Holdings LLC (the "Company") a Delaware Limited Liability Company

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HappyNest Holdings LLC

We have reviewed the accompanying financial statements of the Company which comprise the statements of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 25, 2023

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	160,972	90,989
Due from Related Party, net of Bad Debts	165,344	67,356
Total Current Assets	326,316	158,345
Non-current Assets		
Intangible Assets: Software Development, net of Accumulated Amortization	185,856	352,033
Investment in Related Party	222,170	212,470
Total Non-Current Assets	408,026	564,503
TOTAL ASSETS	734,342	722,849
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	480,451	648,658
Notes Payable - Related Party	630,133	405,133
Accrued Interest - Notes Payable	69,244	38,662
Convertible Notes	582,500	582,500
Convertible Note - Related Party	50,000	50,000
Accrued Interest - Convertible Notes	127,132	95,507
Other Liabilities	-	-
Total Current Liabilities	1,939,460	1,820,460
TOTAL LIABILITIES	1,939,460	1,820,460
EQUITY		
Members' Capital	(1,205,118)	(1,097,611)
Total Equity	(1,205,118)	(1,097,611)
TOTAL LIABILITIES AND EQUITY	734,342	722,849

Consolidated Statement of Changes in Member Equity

	Member Capital	
	# of Units	**Total Member Equity**
Beginning Balance at 1/1/2021	6,059,797	(988,824)
Capital Contributions	1,793,328	820,000
Net Income (Loss)	-	(928,787)
Ending Balance 12/31/2021	7,853,125	(1,097,611)
Capital Contributions	1,383,750	820,000
Net Income (Loss)	-	(927,507)
Ending Balance 12/31/2022	9,236,875	(1,205,118)

Consolidated Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	58,100	7,100
Equity in Earnings of Related Party REIT	9,700	12,470
Operating Revenue	67,800	19,570
Operating Expenses		
Advertising and Marketing	387,652	133,281
General and Administrative	374,523	330,415
Research and Development	33,314	-
Rent and Lease	1,320	7,500
Amortization	218,594	204,278
Reserve for/(recovery of) bad debts from Related Party	(82,303)	222,815
Total Operating Expenses	933,100	898,289
Operating Income (loss)	(865,300)	(878,719)
Other Expense		
Interest Expense	62,207	50,068
Other	-	-
Total Other Expense	62,207	50,068
Earnings Before Income Taxes	(927,507)	(928,787)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(927,507)	(928,787)

Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(927,507)	(928,787)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	218,594	204,278
Accounts Payable	(168,207)	94,029
Accrued Interest - Convertible Notes	31,625	31,625
Accrued Interest - Notes Payable	30,582	18,443
Due from Related Party	(58,100)	(7,100)
Bad Debt Expense	(82,303)	222,815
Other	-	(126)
Equity in Earnings of Related Party REIT	(9,700)	(12,470)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(37,509)	551,494
Net Cash provided by (used in) Operating Activities	(965,016)	(377,293)
INVESTING ACTIVITIES		
Software Development	(52,416)	(214,909)
Due from Related Party	42,415	(263,341)
Net Cash provided by (used by) Investing Activities	(10,001)	(478,250)
FINANCING ACTIVITIES		
Member Contributions	820,000	820,000
Notes Payable - Related Party	225,000	75,000
Net Cash provided by (used in) Financing Activities	1,045,000	895,000
Cash at the beginning of period	90,989	51,533
Net Cash increase (decrease) for period	69,983	39,456
Cash at end of period	160,972	90,989

Supplemental Disclosure of Non-cash Investing and Financing Activity

Value of Dividends in Investee Reinvested	9,700	12,470

HappyNest Holdings LLC
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

HappyNest Holdings LLC ("the Company") was formed in Delaware on February 1st, 2017, and serves as the primary holding entity for a pioneering real estate fintech platform. The Company's vision is to democratize commercial real estate investment, making it accessible to a broader range of individuals. With a focus on transparency and user engagement, the platform combines curated real estate opportunities with modern technological features. The Company's headquarters is located in Charlotte, North Carolina, and its services cater to customers across the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, HappyNest Advisors, LLC ("the Advisor"), a New York Limited Liability Company formed on February 20th, 2017. All significant intercompany transactions have been eliminated in consolidation. The Advisor is responsible for sourcing, acquiring, and managing all real estate investments on behalf of a related party entity, HappyNest REIT, Inc. ("the REIT"), subject to oversight and approval by the REIT's Board of Directors. The REIT is a Maryland Corporation formed on February 14th, 2018 that acquires and manages a diversified portfolio of single-tenant net leased income producing properties, real estate debt, and other real estate related investments (please see "Related Party Transactions" for further information).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the following fees related to its real estate investment activities:

Asset Management Fee

The Company generates revenue from a monthly fee of 0.0417% of the REIT's "total invested value" as of the immediately preceding September 30th or March 31st (0.50% on a per annum basis), payable by the REIT. "Total invested value," for any period, means the aggregate book value of the REIT's assets before reserves for amortization and depreciation, impairments, or other similar non-cash reserves. The Company's performance obligation pursuant to this fee consists of all day-to-day management, financial and real estate services rendered to the REIT during each 12-month period and any successive one-year renewal period pursuant to an Advisory Agreement (please see "Note 4" for further information). The Company recognizes revenue each month as its performance obligations become satisfied over the course of each Advisory Agreement period.

Acquisition and Disposition Fee

The Company generates revenue from each of the REIT's acquisitions and dispositions equal to 3.0% of the contract price of a property (including all fees and expenses, other than those of the Company for which the REIT is not responsible), payable by the REIT. Such fees and expenses will not exceed an amount that would result in the REIT paying more than 6.0% of the contract price of a property when aggregated with all other broker fees paid by or on behalf of the REIT in connection with such acquisition or disposition excluding fees and expenses. The Company's performance obligation pursuant to this fee consists of sourcing investment or sale opportunities through its extensive network and facilitating each subsequent acquisition or disposition. The Company recognizes revenue following the close of each acquisition or disposition when its performance obligations become satisfied.

Property Management Fee

The Company generates revenue from managing the REIT's portfolio of triple-net single tenant properties equal to 1.0% of the effective gross revenues generated by the properties under management. This fee shall be paid by the REIT each month in addition to any property-level expenses incurred by the Company on the REIT's behalf. The Company's performance obligation pursuant to this fee consists of all day-to-day property management services rendered during each 12-month period and any successive one-year renewal period pursuant to an Advisory Agreement (please see "Note 4" for further information). The Company recognizes revenue each month as its performance obligations become satisfied over the course of each Advisory Agreement period.

*The Company may elect to defer or waive all or any portion of the Asset Management Fee and/or Property Management Fee provided that no interest shall accrue on any such deferred amounts. A summary of the Company's income is below.

Revenue Type	2022	2021
Asset Management Fee	5,600	2,600
Acquisition Fee	28,500	4,500
Disposition Fee	24,000	-
Property Management Fee	-	-
Grand Total	**58,100**	**7,100**

Investments in Related Party

The Company accounts for its investment in the REIT (see Note 3) using the cost method of accounting, as allowed under U.S. Generally Accepted Accounting Principles (GAAP). Investments accounted for using the cost method are carried at their original acquisition cost and adjusted for any impairment losses, if applicable.

Under the cost method, the Company does not recognize its share of investee earnings or losses on the consolidated statement of income. Instead, such earnings and losses are disclosed only in the footnotes to the financial statements, if material.

The Company receives dividends from its investments and from time to time will reinvest the dividends under a dividend reinvestment plan. The Company recognizes the dividends received and reinvested using the most recently determined Net Asset Value ("NAV") per share. The REIT's NAV per share will be the amount determined on a semi-annual basis in accordance with the REIT's valuation policy. As of December 31, 2022 and 2021, the NAV was determined by management to be $10 per share. Accordingly, the company recognized $9,700 and $12,470 for the years ended 2022 and 2021 respectively for the value of dividends received and reinvested.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles - Goodwill and Other – Internal-Use Software in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Book Value as of 12/31/22
Software Development	3	772,705	586,849	185,856
Grand Total	**-**	**772,705**	**586,849**	**185,856**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has created an Employee Option Pool ("the Pool") for the purpose of attracting and retaining key personnel. A total of 15% of the Company's fully diluted equity has been allocated towards this Pool to be awarded in the form of profit interests. Some interests are subject to vesting schedules that range from 24 to 48 months with cliffs ranging from 6 to 12 months while others vest immediately. Furthermore, these interests do not have an associated exercise price. As of December 31, 2022 and 2021, total of 1,431,000 Units have been granted as profit interests which equates to approximately 8.35% of the Company's fully diluted ownership interest.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Consolidated Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In April 2018 and November 2019, the Company purchased 100 and 19,900 shares of the REIT's Common Stock, respectively, for an aggregate purchase price of $200,000 as seen on the Consolidated Statement of Financial Position. As of December 31, 2022 and 2021, the Company owned 22,217 and 21,247 shares of the REIT, respectively, which equates to the respective ownership interests of about 8.18% and 14.59%. Furthermore, the Company paid for all costs associated with the REIT's organization and equity offering from its inception through the date of this financial review. At the election of the Company, the REIT shall reimburse the Company for such expenditures without interest with monthly installments that shall not exceed 3.0% of the total gross proceeds raised by the REIT in its equity offering. The Company estimates an allowance for bad debts based upon an evaluation of the current status of this receivable which had a total ending balance of approximately $1,700,000 and $1,326,000 as of December 31, 2022 and 2021, respectively; however, $165,344 and $67,356 was available for reimbursement as a result of the 3.0% limitation, respectively. The resulting respective difference ois subject to deferment and the Company's right to write-off the entire balance at the sole discretion of the Board of Directors. In addition, the REIT owes the Company payment for certain services where the Company's performance obligations were satisfied but cash has yet to be received (please see "Revenue Recognition" for further information). The ending balance of this particular receivable was $58,100 and $7,100 as of December 31, 2022 and 2021, respectively.

From inception through 2022, the Company's founders and key advisor paid for certain operating expenses on the Company's behalf. This payable accrues interest at a rate of 5%, carries no security interest, and is payable upon demand. The total ending balance of this payable plus accrued interest was $699,377 and $443,795 as of December 31, 2022 and 2021, respectively.

In January 2018, the Company entered into a Convertible Note with its founder for a principal balance of $50,000 carrying the same terms and conditions as those disclosed below (please see "Note 5" for further information).

Please see "Note 4" regarding a License Agreement between the Company and the REIT.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

License Agreement

In February 2019, the Company entered into a License Agreement with the REIT whereby the Company granted the REIT a non-exclusive, fully-paid, royalty-free right and license to use certain intellectual property in connection with the operation of the REIT's online investing platform. The intellectual property consisted of a trade name, trademark, logo, and a proprietary software application. The term of this License Agreement shall continue for as long as the REIT continues its operations unless the Company ceases to serve as the REIT's advisor pursuant to the Advisory Agreement disclosed below.

Advisory Agreement

In February 2019, the Company entered into an Advisory Agreement with the REIT whereby the Company shall provide all day-to-day management, financial and real estate services to the REIT in exchange for certain fees disclosed above (please see "Revenue Recognition" note for further information). The term of this Advisory Agreement shall last for a period of 12 months from the effective date and may be renewed for an unlimited number of successive one-year renewals. In March 2022, the Company renewed this Advisory Agreement for an additional 12-month period.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes – From 2018 through 2020, the Company has entered into several convertible note agreements for the purposes of funding operations. The notes bear a simple interest rate of 5% and have maturities ranging from 2020 to 2022. In the event the Company sells shares of its equity securities on or before the maturity dates resulting in gross proceeds of at least $3M, then the outstanding principal balance of these notes shall automatically convert into the same class and series of equity securities at a price equal to the lesser of (i) 50% of the price-per-share sold in the equity financing event, or (ii) the price equal to the quotient of $10M divided by the aggregate number of outstanding ownership interests of the Company. In the event that an equity financing event is not consummated prior to the maturity dates, then at the election of the holders, the outstanding principal balance plus any unpaid accrued interest shall be converted into ownership interests of the Company based on the then-fair market value of the Company's ownership interests at a 50% discount rate. In the event there is a sale of the Company prior to conversion or repayment of the outstanding notes, then the Company shall pay each holder an amount equal to the greater of (i) 150% of the outstanding principal balance plus any unpaid accrued interest, or (ii) the amount that would have been received by the holder in connection with the sale of the Company had the outstanding principal balance plus any unpaid accrued interest converted into shares of the Company's Common Stock immediately prior to such a sale. As of December 31, 2022 and 2021, the Company did not meet the requirements that give rise to automatic conversion prior to the maturity dates, and the holders did not elect to convert their notes into ownership interests at the then-fair market value less a 50% discount. The notes had an outstanding principal balance plus accrued interest of $759,632 and $728,007 as of December 31, 2022 and 2021, respectively.

Please see "Note 3" regarding a payable owed to the Company's founders and key advisor.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	632,500	5%	2020 - 2022	632,500	-	632,500	127,132	632,500	-	632,500	95,507
Notes Payable	630,133	5%	On Demand	630,133	-	630,133	69,244	405,133	-	405,133	38,662
Total				**1,262,633**	**-**	**1,262,633**	**196,376**	**1,037,633**	**-**	**1,037,633**	**134,169**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	1,262,633
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The Convertible Notes reached maturity and have not converted; therefore, they are subject to repayment in the event of a sale of the Company which can occur in any year.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the Operating Agreement.

Voting: Holders of Comon Units are entitled to one vote per unit.

Dividends: Holders of Common Units are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 25, 2023, the date these financial statements were available to be issued.

The Company issued an additional 1,307,812 Units of the Company's ownership interest in exchange for $775,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.